Proxy Voting Results

A special Meeting of Shareholders of SunAmerica Money Market
Funds, Inc. was held on January 30, 2004. The Funds voted in favor of adopting the following proposals.

1. To elect as Directors/Trustees the following nominees:

Jeffrey S. Burum
Votes in favor 				1,740,408,007
Votes withheld 				    9,609,959

Dr. Judith L. Craven
Votes in favor 				1,740,141,624
Votes withheld 				    9,876,342

William F. Devin
Votes in favor				1,740,916,381
Votes withheld				    9,101,585

Samuel M. Eisenstat
Votes in favor 				1,740,381,009
Votes withheld 				    9,636,957

Stephen J. Gutman
Votes in favor 				1,740,375,779
Votes withheld 				    9,642,186

Peter A. Harbeck
Votes in favor 				1,740,391,918
Votes withheld 				    9,626,048

William J. Shea*
Votes in favor				1,740,401,603
Votes withheld 				    9,616,362

* William Shea never assumed his position on the Board of Directors.